UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of April, 2006

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, Ontario Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ADB SYSTEMS INTERNATIONAL LTD.

On March 31, 2006, ADB Systems International Ltd. (“ADB” or the “Company”) filed its Annual Information Form 51-102F2, including Appendix A - Audit Committee Charter, its Annual Report for the year ended December 31, 2005, the CEO and Chairman’s Certifications of Annual Filings in Form 52-109F1, and a copy of the Company’s Code of Ethics, with the applicable Canadian securities commissions and exchanges pursuant to Canadian law. The Company’s 2005 Annual Information Form and Appendix A is attached to this Form 6-K as Exhibit 1. The Company’s 2005 Annual Report (which includes the Company’s 2005 Financial Statements and Management’s Discussion and Analysis) is attached to this Form 6-K as Exhibit 2. The CEO and Chairman’s Certifications of Annual Filings in Form 52-109F1 is attached to this Form 6-K as Exhibits 3 and 4, respectively. The Company’s Code of Ethics is attached to this Form 6-K as Exhibit 5.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

Exhibit 1 - 2005 Annual Information Form 51-102F2 and Appendix A - Audit Committee Charter

Exhibit 2 - 2005 Annual Report (including 2005 Financial Statements and Management’s Discussion and Analysis)

Exhibit 3 - Form 52-109F1 - Certification of Annual Filings - CEO

Exhibit 4 - Form 52-109F1 - Certification of Annual Filings - Chairman

Exhibit 5 - Code of Ethics

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: March 31, 2006	By:	/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer